ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 29, 2019

Paul Kinsella

617-951-7921

617-235-0822 fax

paul.kinsella@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones, Staff Attorney

Re:	TransMedics Group, Inc. Registration Statement on Form S-1 Filed April 5, 2019 File No. 333-230736

Ladies and Gentlemen:

On behalf of TransMedics Group, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as filed on April 22, 2019, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following response to the oral comment received from the Staff by telephone conversation on April 29, 2019 regarding the Registration Statement. To assist your review, we have presented the oral comment in italics below. The response and information described below are based upon information provided to us by the Company.

Our restated articles of organization will designate the Business Litigation Session, page 53

1.

We note your revised disclosure that your restated articles of incorporation will provide that the exclusive forum provision will “not preclude or contract the scope of” exclusive federal or concurrent jurisdiction or actions brought under the Exchange Act or the Securities Act, or the respective rules and regulations thereunder. Please revise to clearly state whether your exclusive forum provision will apply to actions arising under the Securities Act or Exchange Act. For example, it remains unclear whether the provision would require Exchange Act claims to be brought under federal court in Massachusetts. If this provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 54 and 175 of Amendment No. 2. In addition, the Company is filing as Exhibit 3.3 to Amendment No. 2 a revised form of the Company’s Restated Articles of Organization, which will be effective prior to the consummation of the offering to be made pursuant to the Registration Statement, to clarify the Company’s exclusive forum provision.

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Please do not hesitate to call me at 617-951-7921 or Tara Fisher at 617-235-4824 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Paul Kinsella

cc:	Waleed Hassanein (TransMedics Group, Inc.) Tara Fisher (Ropes & Gray LLP)